Exhibit 99.1

FLY LEASING REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS

Dublin, Ireland, May 3, 2012 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the first quarter of 2012.

First Quarter 2012 Highlights

•	Adjusted net income of $26.8 million, $1.04 per share

•	Net income of $20.4 million, $0.78 per share

•	Acquired two aircraft, bringing fleet total to 111

•	Extended $600 million debt facility through 2018

•	Declared 18th consecutive quarterly dividend

•	Second quarter dividend to be increased by 10%

“FLY is reporting very strong first quarter earnings, reflecting our significantly larger portfolio following last year’s aircraft acquisitions,” said Colm Barrington, CEO of FLY Leasing. “Our first quarter revenue increased by more than 100% from the same period last year. Our EPS and Adjusted Net Income per share have each grown by over 600% as compared to a year ago. We ended the quarter with $159 million of unrestricted cash.”

“In April, FLY announced a dividend of $0.20 per share for the first quarter. This is our 18th consecutive quarterly dividend since we listed on the NYSE in 2007,” added Barrington. “FLY’s board has authorized a 10% increase in the dividend to be declared in respect of the second quarter. FLY remains committed to returning capital to shareholders in the form of a dividend.”

“During the first quarter we extended the term of a $600 million financing facility from 2012 until 2018 on attractive terms. This underscores the quality of FLY’s fleet and the strength of our banking relationships,” added Barrington.

Financial Results

FLY’s net income and basic and diluted earnings per share for the first quarter of 2012 were $20.4 million and $0.78, respectively, compared to net income of $2.8 million and earnings per share of $0.10 for the same period in 2011. Contributing to the increase in earnings was $15.9 million of end of lease revenue.

Total revenues for the first quarter of 2012 were $104.5 million and include $86.5 million of rental revenue. This 115% increase in revenue reflects the increased size of the fleet and end of lease revenue. Likewise, operating expenses for the first quarter of 2012 were $81.5 million, a 76% increase over the same period in the previous year.

Adjusted Net Income

Adjusted Net Income was $26.8 million for the first quarter of 2012 compared to $3.7 million in the same period in the previous year. On a per share basis, Adjusted Net Income was $1.04 in the first quarter of 2012 compared to $0.14 for the same period in the previous year.

Please see the reconciliation of Adjusted Net Income to net income determined in accordance with GAAP below.

Dividends and Share Repurchases

On April 13, 2012, FLY declared a dividend of $0.20 per share in respect of the first quarter of 2012. This dividend will be paid on May 21, 2012 to shareholders of record on April 30, 2012. Fly’s board has authorized a 10% increase in the dividend to be declared in respect of the second quarter.

On May 2, 2012, the Company’s Board of Directors approved a $25 million share repurchase program expiring in May 2013 to replace the previous program. Under this program, FLY may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Financial Position

At March 31, 2012, FLY’s total assets were $3.2 billion, including flight equipment with a net book value of $2.8 billion. Cash and cash equivalents at March 31, 2012 totaled $408.5 million, of which $158.6 million was unrestricted. This compares to total cash and cash equivalents of $380.5 million at December 31, 2011, of which $82.1 million was unrestricted. During the first quarter of 2012, FLY sold securitization notes with a face value of $106.7 million, generating net cash proceeds of $52.8 million after repayment of associated debt.

Aircraft Portfolio

At March 31, 2012, FLY’s 111 aircraft were on lease to 53 airlines in 29 countries. Three aircraft were off lease. Of these, we have entered into letters of intent with respect to two of these aircraft for delivery to new lessees in the second quarter. The table below shows the aircraft in FLY’s portfolio as of March 31, 2012 and December 31, 2011. The table does not include four B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Mar 31, 2012	Dec 31, 2011
Airbus A319	20	20
Airbus A320	29	29
Airbus A330	1	1
Airbus A340	3	3
Boeing 717	6	6
Boeing 737	39	37
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1

Total	111	109

At March 31, 2012, the average age of the portfolio was 8.7 years weighted by the net book value of each aircraft. The average remaining lease term was 3.3 years, also weighted by net book value. At March 31, 2012, FLY’s leases were generating annualized rental revenues of $360 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, May 3, 2012. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 68658978 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 68658978. The replay recording will be available until May 10, 2012.

A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward—looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited
West Pier
Dun Laoghaire
Co Dublin, Ireland

FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three month period ended Mar. 31, 2012 (Unaudited)	Three month period ended Mar. 31, 2011 (Unaudited)
Revenues
Operating lease revenue	$102,422	$47,568
Equity earnings from unconsolidated subsidiaries	1,855	1,216
Lease termination settlement	—	549
Interest and other income	230	336

Total revenues	104,507	49,669

Expenses
Depreciation	34,175	20,641
Interest expense	37,022	18,569
Selling, general and administrative	9,398	5,685
Maintenance and other costs	878	1,313

Total expenses	81,473	46,208

Net income before provision for income taxes	23,034	3,461
Provision for income taxes	2,647	698

Net income	$20,387	$2,763

Weighted average number of shares
- Basic	25,714,002	26,427,004
- Diluted	25,838,621	26,505,488
Earnings per share
- Basic and diluted	$0.78	$0.10
Dividends declared and paid per share	$0.20	$0.20

FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Mar. 31, 2012 (Unaudited)	Dec. 31, 2011 (Audited)
Assets
Cash and cash equivalents	$158,550	$82,105
Restricted cash and cash equivalents.	249,911	298,404
Rent receivables	1,134	3,186
Investment in unconsolidated joint ventures	16,814	15,141
Flight equipment held for operating lease, net	2,755,549	2,762,289
Deferred tax asset, net	2,387	5,329
Fair market value of derivative asset	2,745	4,023
Other assets, net	23,838	28,021

Total assets	3,210,928	3,198,498

Liabilities
Accounts payable and accrued liabilities	10,795	10,429
Rentals received in advance	14,937	15,297
Payable to related parties	1,092	4,863
Security deposits	48,035	50,672
Maintenance payment liabilities	223,231	231,793
Secured borrowings, net	2,337,951	2,326,110
Fair market value of derivative liabilities	91,391	98,487
Other liabilities	19,657	17,814

Total liabilities	2,747,089	2,755,465

Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 25,769,115 and 25,685,527 shares issued and outstanding at March 31, 2012 and December 31, 2011, respectively	26	26
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	456,029	455,186
Retained earnings	73,023	57,982
Accumulated other comprehensive loss, net	(65,239)	(70,161)

Total shareholders’ equity	463,839	443,033

Total liabilities and shareholders’ equity	$3,210,928	$3,198,498

FLY Leasing Limited

Reconciliation of Adjusted Net Income, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three month period ended Mar. 31, 2012 (Unaudited)	Three month period ended Mar. 31, 2011 (Unaudited)
Net Income	$20,387	$2,763
Add (less):
Ineffective portion of cash flow hedges	(19)	—
Non-cash share-based compensation	842	952
Adjustments related to GAAM Portfolio acquisition:
Amortization of fair value adjustments recorded in purchase accounting	6,422	—
Acquisition transaction fees and expenses	—	—
Income tax effects	(840)	—

Adjusted Net Income	$26,792	$3,715

Weighted average diluted shares outstanding	25,838,621	26,505,488

Adjusted Net Income per share	$1.04	$0.14

Adjusted Net Income Plus Depreciation and Amortization, a Non-GAAP Financial Measure

(DOLLARS IN THOUSANDS)

	Three month period ended Mar. 31, 2012 (Unaudited)	Three month period ended Mar. 31, 2011 (Unaudited)
Adjusted Net Income	$26,792	$3,715
Add:
Depreciation	34,175	20,641
Other amortization	3,784	3,720
Deferred income taxes	3,020	336

Adjusted net income plus depreciation and amortization	$67,771	$28,412

FLY defines Adjusted Net Income as net income plus or minus the ineffective portion of cash flow hedges, aircraft impairment charges, non-cash share-based compensation and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting and acquisition transaction fees and expenses. Management believes that Adjusted Net Income provides useful information about operating performance and period-over-period comparisons. It also provides additional information that is useful in evaluating the underlying operating performance of our business without regard to the impact of items such as fair value adjustments of debt that the company has assumed, acquired leases and derivative instruments and some non-recurring items of income and expense affecting current period results. Adjusted Net Income should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States (GAAP).

Adjusted Net Income Plus Depreciation and Amortization is a cash flow measure that provides investors with an additional measure for evaluating FLY’s ongoing cash earnings, from which capital investments are made, debt is serviced and dividends are paid. However, adjusted net income plus depreciation and amortization excludes certain positive and negative cash items, including principal payments, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization as a measure for assessing FLY’s performance. These measures should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. Finally, FLY’s definitions may be different than those used by other companies.